Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND JUNE 30, 2015

Revenues for the six months ended June 30, 2016 grew by 20.5% to $14.38 million, compared to $11.93 million in the six months ended June 30, 2015. The increase is attributed mainly to: (a) the doubling of the Supply Chain division's Far East revenues, from $1.5 million in the first six months of year 2015 to $3 million in the first six months of year 2016, and (b) $1.1 million of revenues from iDnext Ltd. and Next-Line Ltd., which were acquired on January 1st, 2016.

Gross profit for the six months ended June 30, 2016 amounted to $2.87 million (gross margin of 19.9%), compared to $2.36 million (gross margin of 19.7%) for the six months ended June 30, 2015.

Selling and marketing expenses for the six months ended June 30, 2016 were $1.55 million, compared to $1.37 million in the six months ended June 30, 2015. The increase in expenses is attributed mainly to the acquisition of iDnext and Next-Line.

General and administrative expenses for the six months ended June 30, 2016 were $809,000, compared to $763,000 in the six months ended June 30, 2015. The increase is attributed mainly to expenses related to the acquisition of iDnext and Next-Line.

As a result of the above, operating income in the six months ended June 30, 2016 amounted to $512,000, compared to $227,000 in the six months ended June 30, 2015.

Financial expenses for the six months ended June 30, 2016 were $166,000, compared to $221,000 in the six months ended June 30, 2015. The decrease is attributed mainly to a reduction in currency exchange expenses.

Net income in the six months ended June 30, 2016 amounted to $346,000, compared to $5,000 in the six months ended June 30, 2015. On a per share basis, the basic and diluted net income per share in the six months ended June 30, 2016 was $0.14, compared to no net income per share in the six months ended June 30, 2015.

Liquidity and Capital Resources

As of June 30, 2016, we had $2.94 million in long term bank loan and current maturities of $400,000. Cash and cash equivalent as of June 30, 2016 amounted to $1.54 million. The Company had positive working capital of $5.8 million as of June 30, 2016 and it is the Company's opinion that current working capital is sufficient for the Company's present requirements.

On February 17, 2015, the Company entered into a Standby Equity Distribution Agreement ("SEDA"), with YA II PN, Ltd. (formerly YA Global Master SPV Ltd., "YA" or "YA Global") for the sale to YA of up to $1.3 million, of its Ordinary Shares. The Company may, at its sole discretion, during a 40-month period beginning on the date of the SEDA, effect a sale of Ordinary Shares of up to $0.5 million at a time, provided the registration statement registering the resale of the Company’s Ordinary Shares by YA remains effective. The Ordinary Shares to be issued to YA Global under the SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the SEDA, the Company has filed a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA Global of any shares to be issued to YA Global under the SEDA. As of June 30, 2016, there have been no draws on this equity line.

For each Ordinary Share purchased under the SEDA, YA will pay the Company 93% of the lowest daily VWAP (as defined below) of the Ordinary Shares during three consecutive trading days following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary Shares at the time of delivery of the advance notice). "VWAP" is defined as of any date, to be such date's daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP. The Company may terminate the SEDA at any time upon prior notice to YA Global, as long as there are no advance notices outstanding and the Company has paid to YA all amounts then due.

In connection with the SEDA, the Company has issued to YA 28,930 Ordinary Shares as a commitment fee.

During the years 2013 through June 2016, the Company has issued to YA 800,950 Ordinary Shares, for a total amount of $2.515 million, pursuant to SEDAs entered into in 2013, 2014 and 2015. The equity lines under the SEDAs executed by the Company and YA in 2013 and 2014 were fully utilized.

On February 3, 2014, the Company entered into a Note Purchase Agreement with YA under which YA provided the Company with a one year bridge loan in the amount of $0.5 million. The bridge loan was repayable in nine equal monthly installments commencing three months after the receipt of the loan and was paid in full throughout February 2015. The Company paid a commitment fee by issuance to YA of 2,500 Ordinary Shares.

On June 10, 2015, the Company entered into a Share Purchase Agreement with certain investors, including YA Global, members of management, and certain business partners of the Company, under which the Company issued 244,630 Ordinary Shares and raised an aggregate amount $573,000, net of $16,000 issuance expenses, at a price per share of $2.406.

On January 8, 2015, the Company’s Board of Directors approved an increase of 1,500,000 Ordinary Shares in the Company's authorized share capital, from 2,500,000 authorized shares to 4,000,000 authorized shares.

On January 1, 2016 the Company issued to iDnext and Next-Line 162,734 Ordinary Shares in connection with the acquisition of their business. On April 4, 2016 the Company issued 4,882 Ordinary Shares to a consultant as fees in connection with such acquisition.

On June 7, 2016 the Company issued to its employees 10,000 Ordinary Shares upon their exercise of stock options.

In January 2016, the Company and its Israeli subsidiaries entered into a refinancing agreement with an Israeli Bank, which converted all of the short term bank debt into long term loans, which amounted to $3,858 as of December 31, 2015. The agreement includes covenants to maintain certain financial ratios related to shareholders' equity, EBITDA and operating results. In addition, the Company and its Israeli subsidiaries agreed to repay the bank $1.2 million plus interest, in 36 equal installments commencing 2016 and the remaining loan in the amount of $2.65 million shall be paid on December 31, 2018. The Company presently anticipates that it will seek to refinance this balance prior to the maturity date.

We finance our activities by different means, including long-term loans, cash flows from operating activities and issuance of Company shares.

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Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, the level of resources devoted to research and development, new product introductions, and marketing and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. As of June 30, 2016, our trade receivables' and trade payables' aging days were 87 and 68 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors' and officers' indemnities, in excess of the proceeds received from liability insurance which we obtain.

Cash Flows

Net cash provided by operating activities in the six months ended June 30, 2016 was $142,000, compared to $164,000 in the six months ended June 30, 2015.

Net cash used in investing activities in the six months ended June 30, 2016 amounted to $203,000, compared to $153,000 in the six months ended June 30, 2015. The increase is due to net cash used in the acquisition of iDnext and Next-Line.

Net cash provided by financing activities in each of the six months ended June 30, 2016 and 2015 amounted to $164,000.

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